Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County, Taiwan

January 28, 2009

VIA EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
Omphalos Corporation
Form 10-KSB for the fiscal year ended December 31, 2007
Filed April 11, 2008
Forms 10-Q for the quarters ended March 31, and September 30, 2008
Form 8-K/A tiled April 9, 2008
File No. 000-32341

Dear Ms. Tillan:

The following are responses of Omphalos, Corp. (the “Company”) to the corresponding numbered comments in the January 21, 2009 letter from the Securities and Exchange Commission (the “Commission”). The Company will file an amended Form 10-Q for each of the quarters ended March 31, June 30, and September 30, 2008, and an amended Form 8-K/A, promptly upon the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter (which approach has been discussed by Ms. Julie Sherman with our securities counsel, Andy Smith, Esq. of Sichenzia Ross Friedman Ference LLP (646) 810-2180).

Form 8-K/A filed April 9, 2008

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

Consolidated and Combined Statements of Income, page 4

1.
Please refer to prior comment 1 and your response thereto. We note that you plan to revise the statements of income to reclassify the amount previously labeled as a gain on lawsuit from revenues to “a purchase return.”  Please clarity where you will record the purchase return on your statements of operations and explain the basis for the classification.  In this regards, discuss why the amount represents a gain or income since the amount related the return of defective products.  Discuss how the items were originally recorded in your balance sheet and statements of operations.

Response:
The amount of $378,013 previously classified as gain on lawsuit for a purchase return dispute should have been classified as a purchase return and recorded as a reduction to cost of sales to reflect the nature of this transaction.

During the third quarter 2007, the Company returned several defected items to its vendor. The vendor filed the lawsuit against the Company and demanded the payment for the merchandise. During the same period, the court ruled in favor of the Company and stated that the Company has the right of returning defected items and the purchase return process was completed. The Company was not liable for the payment.

The items were originally recorded as follows:

Purchase from Vendor:
Dr. Inventory	$378,013
Cr. Accounts Payable		$378,013

Sales to customer:
Dr. Cost of Sales	$378,013
Cr. Inventory		$378,013

Upon the court ruling, the Company recorded a gain on lawsuit for the amount of $378,013 as follows:
Dr. Accounts Payable	$378,013
Cr. Gain on lawsuit		$378,013

The above amount should have been recorded as a purchase return to reduce cost of sales to reflect the nature of this transaction. We will revise the statements of income to reclassify the amount as a purchase return to reduce the cost of sales.

2.
Further, since you plan to revise your financial statements for the year ended December 31, 2007 to reclassify the amount, please provide us with your consideration of SFAS 154 and the required disclosures.

Response:

We will restate our financial statements for the year ended December 31, 2007 to correct the classification errors, and include the disclosures as required by SFAS 154 as follows:

NOTE 11. Restatement of Financial Statements

The Company determined that certain amount previously classified as gain on lawsuit for a purchase return dispute should have been classified as a purchase return and recorded as a reduction to cost of sales to reflect the nature of this transaction.

Also, the Company concluded to reclassify its commission income under Revenues, previously reported under Other Income items, in its statements of income.

In addition, the Company concluded to reclassify its loss on disposal of fixed assets under Selling, General and Administrative Expenses, previously reported under Other Income (Expenses) items, in its statements of income.

Also, the Company concluded to reclassify its loss due to inventory value decline under Cost of Sales, previously reported under Other Income (Expenses) items, in its statements of income.

The following information discloses the impact of these corrections on the statements of income for the fiscal years ended December 31, 2007 and 2006. These corrections did not change the Company’s reported net income or earnings per share for the periods.

Omphalos Corp., Omphalos Corp. (BVI), All Fine Technology Co., Ltd., and All Fine Technology Co., Ltd., (BVI)
Combined Statements of Income
For the Years Ended December 31, 2006 and 2005

	2007		2006
	As Previously	As	As Previously	As
	Reported	Restated	Reported	Restated

Revenue:
Sales of goods, net	$10,047,118	$10,047,118	$13,782,980	$13,782,980
Commission	-	-	-	24,175
Total revenues	10,047,118	10,047,118	13,782,980	13,807,155

Operating costs and expenses:
Cost of sales	6,989,994	6,648,419	10,085,907	10,139,012
Selling, general and administrative expenses	1,919,535	1,922,076	2,378,892	2,378,892

Income from operations	1,137,589	1,476,623	1,318,181	1,289,251

Other income (expenses)
Commission income	-		24,175
Rental income	174	174	332	332
Loss on disposal of fixed assets	(2,541)		-
Interest income	284,272	284,272	266,076	266,076
Loss due to inventory value decline	(36,438)		(53,105)	76,257
Gain on foreign currency exchange	38,755	38,755	76,257
Gain on investment	-		2,119	2,119
Gain on lawsuit settlement	378,013		-
Miscellaneous income	899	899	1,881	1,881
Total other income	663,134	324,100	317,735	346,665

Income before provision for income taxes	1,800,723	1,800,723	1,635,916	1,635,916

Provision for income taxes	-	-	-	-

Net Income	$1,800,723	$1,800,723	$1,635,916	$1,635,916

Weighted average number of common shares:
Basic and diluted	100,000	100,000	100,000	100,000

Not income per share:
Basic and diluted	$18.01	$18.01	$16.36	$16.36

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at 011-8863-322-9658.  Otherwise, I look forward to hearing that your follow-up discussion with our counsel, Andy Smith, of Sichenzia Ross Friedman Ference LLP (646) 810-2180, went satisfactorily and that we should proceed promptly with the preparation and filing of our amended reports.

Very truly yours,

/s/ Sheng-Peir Yang
Sheng-Peir Yang
Chief Executive Officer, President and Chairman of the Board